UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-40218

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OSAIC WEALTH, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18700 N. HAYDEN ROAD, SUITE 255
(No. and Street)

SCOTTSDALE	AZ	85255
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRIS MITCHELL	480-489-6024	chris.mitchell@osaic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
(Name – if individual, state last, first, and middle name)

100 S MILL AVE #1800	TEMPE	AZ	85281
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRIS MITCHELL _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OSAIC WEALTH, INC. _____, as of DECEMBER 31, _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

cmitchell _____

Digitally signed by cmitchell
Date: 2026.02.20 11:55:47 -07'00'

Title:

CORPORATE TREASURER & FINANCIAL OPERATIONS PRINCIPAL

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES

Osaic Wealth, Inc.
(SEC File Number 8-40218)
(An indirect wholly owned subsidiary of Osaic Holdings, Inc.)
As of December 31, 2025
With Report of Independent Registered Public Accounting Firm

Osaic Wealth, Inc.
(An indirect wholly owned subsidiary of Osaic Holdings, Inc.)
Table of Contents
December 31, 2025

GLOSSARY

Certain terms and abbreviations used throughout this report are defined below.

Term or abbreviation	Definition
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
CODM	Chief Operating Decision Maker
FASB	Financial Accounting Standards Board
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles
Net Capital Rule	SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital
OFSI	Osaic Financial Services, Inc.
OSA	Osaic, Inc.
OSHI	Osaic Holdings, Inc.
PAB	Proprietary account of a broker-dealer
RIA	Registered investment adviser
SEC	Securities and Exchange Commission
SEIA	Signature Estate & Investment Advisors
Strategic Partnership Sponsors	Third-party investment and insurance companies for which the Company provides marketing services for their advisory, insurance and brokerage products
U.S.	United States of America



Deloitte & Touche LLP
100 South Mill Avenue
Suite 1800
Tempe, AZ 85281-2804
USA

Tel: +1 602 234 5100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Osaic Wealth, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Osaic Wealth, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 20, 2026

We have served as the Company's auditor since 2017.

Osaic Wealth, Inc.
(An indirect wholly owned subsidiary of Osaic Holdings, Inc.)
Statement of Financial Condition
(In Thousands, Except Par Value and Share Amounts)
December 31, 2025

ASSETS		
Cash and cash equivalents	$	292,046
Restricted cash		1,075
Receivables from broker-dealers and clearing firms		35,635
Accounts receivable		285,840
Receivables from affiliates		198
Goodwill		2,334,114
Intangible assets, net		645,931
Income tax receivable		970
Prepaid expenses and other assets		25,428
Total assets	$	3,621,237

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Advisory and commissions payable	$	187,250
Deferred compensation payable		6,220
Accounts payable and accrued expenses		21,574
Payables to affiliates		65,497
Deferred tax liabilities, net		87,095
Other liabilities		4,569
Total liabilities		372,205
Commitments and contingencies (Note 9)		
STOCKHOLDER'S EQUITY:		
Common stock, $0.10 par value; 1,500,000 shares authorized; 100,000 shares issued and outstanding		10
Additional paid-in capital		3,967,127
Accumulated deficit		(718,105)
Total stockholder's equity		3,249,032
Total liabilities and stockholder's equity	$	3,621,237

See accompanying notes.

Osaic Wealth, Inc.
(An indirect wholly owned subsidiary of Osaic Holdings, Inc.)
Notes to Financial Statement
December 31, 2025

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Osaic Wealth, Inc. (the "Company") is a wholly owned subsidiary of OSA, which is a wholly owned subsidiary of OSHI. OSHI is an indirect wholly owned subsidiary of OFSI.

The Company is a broker-dealer registered with FINRA and the SEC pursuant to the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company provides an integrated technology suite of brokerage and investment advisory services and business management tools to affiliated financial professionals. The Company offers multiple affiliation options, which allow financial professionals to affiliate with the Company directly as either independent contractors ("independent financial professionals") or employees ("employee financial professionals"), collectively referred to as "affiliated financial professionals" unless otherwise noted. Through its platform, the Company provides access to diversified financial products and services, enabling its affiliated financial professionals to offer personalized financial advice and brokerage services to retail investors (their "clients"). The Company executes its affiliated financial professionals' clients' transactions on a fully disclosed basis through unaffiliated clearing firms which carry the accounts and securities of the affiliated financial professionals' clients.

Consolidation

On April 26, 2023, OFSI announced its intent to transition its multi-branded network of wealth management firms to a new, single wealth management brand. On January 24, 2025, the Company entered into merger agreements with Osaic FA, Inc. and Osaic FS, Inc., which are companies under common control, to merge the entirety of their broker-dealer and RIA businesses into the Company. For additional information, refer to "Note 3 – Common Control Transactions."

Management of the Company has performed an evaluation of subsequent events through February 20, 2026, which is the date the financial statement was available to be issued.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Presentation

The financial statement was prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

Reportable Segment

The Company operates exclusively in the U.S. as one reportable segment as it only reports financial information on a consolidated basis to its CODM.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company's cash equivalents include U.S. Treasury bills that have a maturity date of less than 90 days as of the date of purchase, which are measured at fair value.

Fair Value of Financial Instruments

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. However, the determination of what constitutes observable requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy as follows:

> Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

> Level 2: Inputs, other than quoted prices, that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

> Level 3: Inputs that are unobservable.

As of December 31, 2025, the Company had U.S Treasury bills of $244.8 million included within "Cash and cash equivalents" in the Statement of Financial Condition. The fair value of the U.S. Treasury bills is based on quoted prices obtained from independent vendor services calculated on a trade-date basis as of the close of the period, which are considered Level 1 inputs. The Company had no other material financial instruments recorded at fair value as of December 31, 2025.

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Receivables from Broker-Dealers and Clearing Firms

The clearing operations for the Company's affiliated financial professionals' clients' securities transactions are provided by unaffiliated clearing firms. Receivables from broker-dealers and clearing firms primarily consist of cash balances held at these clearing firms which are due to the Company.

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of the net assets acquired in a business combination. Goodwill is not amortized but rather tested annually for impairment in the fourth fiscal quarter or more frequently as events occur which may indicate that the carrying amount may not be recoverable.

When testing goodwill for impairment, the Company may first assess qualitative factors to determine if it is more likely than not (i.e., a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If, based on the qualitative analysis, the Company determines that it is more likely than not that a reporting unit's fair value is greater than its carrying amount, including goodwill, no further analysis is performed. If the Company determines that it is more likely than not that a reporting unit's fair value is less than its carrying amount based on the qualitative analysis, the Company performs a quantitative analysis. In the first step of the quantitative analysis, the Company compares the fair value of a reporting unit to its carrying amount, including goodwill, to determine a potential impairment. If the fair value is less than the carrying amount, the Company performs the second step of the quantitative analysis which consists of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, the Company recognizes an impairment loss equal to the difference

between the implied fair value and the carrying amount. For additional information, see "Note 5 – Goodwill and Intangible Assets, Net."

Intangible Assets, Net

Intangible assets consist of acquired intangible assets that are deemed to have finite lives and are amortized on a straight-line basis over their estimated useful lives, ranging up to 18 years. The Company monitors the operating and cash flow results related to its intangible assets to identify whether events or changes in circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying amount may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the estimated fair value. For additional information, see "Note 5 – Goodwill and Intangible Assets, Net."

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. This requires the Company to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense. Management makes significant judgments in determining the income tax expense, deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of OFSI. In addition, in those states that have a unitary structure, OFSI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from OFSI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to account for federal and state taxes in accordance with authoritative guidance under U.S. GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary differences are expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate return basis.

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a loss is determined to be

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

5

probable, the estimated range of possible loss is based upon currently available information and is subject to significant judgment, a variety of assumptions and uncertainties. When a loss is probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues the minimum amount in the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in "Accounts payable and accrued expenses" in the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of the Company's employees or affiliated financial professionals; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The costs of defense related to legal and regulatory matters are expensed in the period they are incurred. For additional information, see "Note 9 – Commitments and Contingencies."

Recently Adopted Accounting Pronouncements

ASU 2023-09 — In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 470): Improvements to Income Tax Disclosures*. This ASU requires (i) annual disclosures of specific categories in the rate reconciliation, (ii) additional disclosures for items in the rate reconciliation which meet or exceed specified thresholds, and (iii) disaggregation of income taxes paid by jurisdiction. The amendments in this ASU were effective and adopted on January 1, 2025, and have been applied prospectively. The adoption of this ASU resulted in new income tax disclosures for the Company. See "Note 6 – Income Taxes" for details.

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU 2023-06 — In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU impacts the disclosure and presentation requirements of various topics within the Accounting Standards Codification ("Codification"), including, but not limited to, the statement of cash flows, accounting changes and error corrections, interim reporting, commitments, debt and equity. The amendments in this ASU are effective on the same date each amendment's removal from SEC Regulation S-X or SEC Regulation S-K is effective. If by June 30, 2027, the SEC has not removed the applicable disclosure and presentation requirements from SEC Regulation S-X or SEC Regulation S-K, the pending content in this ASU related to each respective amendment will be removed from the Codification and will not become effective. The amendments in this ASU should be applied prospectively and early adoption is prohibited. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

ASU 2025-12 — In December 2025, the FASB issued ASU 2025-12, *Codification Improvements*. This ASU includes thirty-three items/areas of improvement which are expected to clarify, correct errors, or make minor improvements to the Codification in order to make the Codification easier to understand and apply. The amendments in this ASU are varied in nature and include, but are not limited to, updating examples, clarifying calculations, adding references to guidance, and removing previously superseded guidance within the Codification. This ASU is effective for the Company on January 1, 2027. The amendments in this ASU may be applied either prospectively or retrospectively, with early adoption permitted. Entities can elect prospective or retrospective adoption on an issue-by-issue basis. The Company is currently evaluating the guidance and the potential impact the adoption of this ASU will have on its financial statement.

NOTE 3 – COMMON CONTROL TRANSACTIONS

On January 24, 2025, Osaic FA, Inc. and Osaic FS, Inc. merged the entirety of their broker-dealer and RIA businesses into the Company as non-cash transactions. All assets and liabilities were merged at OSHI's carrying values, and they did not continue operations subsequent to the merger date.

The mergers with Osaic FA, Inc. and Osaic FS, Inc. were accounted for as transactions between entities under common control in accordance with ASC 805, *Business Combinations*. A common control transaction that results in a change in reporting entity requires that the entities be combined by the entity that receives the net assets (i.e., the Company) as if the change had been in effect since the beginning of the period being presented. Therefore, the Company's financial statement and notes thereto as of December 31, 2025 reflect the transferred assets and liabilities at their respective carrying values as of January 1, 2025, as if the entities had been combined from the beginning of the period. No new goodwill was recognized as a result of these transactions. All intercompany transactions and account balances between the Company, Osaic FA, Inc., and Osaic FS, Inc. have been eliminated.

The following table presents the assets and liabilities transferred to the Company as a result of the common control transactions (in thousands):

As of January 1, 2025:		
Assets	$	761,389
Liabilities		40,491
Net assets	$	720,898

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of December 31, 2025 (in thousands):

Advisory and commission revenue receivable	$	181,258
Clearing credit and cash sweep revenue receivable		43,256
Strategic Partnership Sponsors revenue receivable		46,293
Other		15,033
Total accounts receivable	$	285,840

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table summarizes changes in the carrying value of goodwill (in thousands):

BALANCE — December 31, 2024	$	1,965,509
Common control transactions (Note 3)		346,446
ADJUSTED BALANCE — January 1, 2025		2,311,955
Goodwill contributed from acquisitions, net of purchase accounting adjustments[1]		22,159
BALANCE — December 31, 2025	$	2,334,114

---

(1) During the year ended December 31, 2025, assets and liabilities of certain acquired financial advisory firms were contributed to the Company. Refer to "Note 7 – Related Party Transactions" for additional details. The balance also reflects immaterial purchase accounting adjustments made within the measurement period during the year ended December 31, 2025 related to OSHI's acquisition of Osaic FA, Inc. and Osaic, FS, Inc. in 2024, which merged with the Company on January 24, 2025.

Intangible Assets, Net

As a result of the mergers with Osaic FA, Inc. and Osaic FS, Inc., the Company recorded a net carrying value of $217.5 million of financial professional relationships and $5.3 million of non-competition agreements as of January 1, 2025. For more information, see "Note 3 – Common Control Transactions."

Intangible assets, net consisted of the following as of December 31, 2025 (dollars in thousands):

	Weighted-Average Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Financial professional relationships	5.3	$ 1,456,377	$ (833,176)	$ 623,201
Client relationships	10.4	20,568	(1,571)	18,997
Non-competition agreements	2.3	6,400	(2,667)	3,733
Trade names	—	55,113	(55,113)	—
Total intangible assets		$ 1,538,458	$ (892,527)	$ 645,931

NOTE 6 – INCOME TAXES

The following table presents the components of deferred tax assets and liabilities as of December 31, 2025 (in thousands):

Deferred tax assets:	
Capitalized research and development costs (IRC § 174)	$ 5,894
State taxes	5,340
Accrued compensation	1,670
Accrued expenses	1,651
Allowance for credit losses	1,394
Fixed assets	931
Total deferred tax assets	16,880
Deferred tax liabilities:	
Intangible assets	(99,372)
Prepaid expenses	(3,528)
Other	(1,075)
Total deferred tax liabilities	(103,975)
Deferred tax liabilities, net	$ (87,095)

The Company accrues interest and penalties related to any unrecognized tax benefits in income tax expense. As of December 31, 2025, the Company had no liability recorded for unrecognized tax benefits.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, which are subject to routine examinations by the respective taxing authorities. In the federal jurisdiction, the tax years of 2022 to 2025 remain open to examination, and in the state jurisdictions, the tax years of 2021 to 2025 remain open to examination as of December 31, 2025.

NOTE 7 – RELATED PARTY TRANSACTIONS

"Receivables from affiliates" and "Payables to affiliates," as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis. OSA allocates certain revenues and expenses to the Company which results in receivables from and payables to OSA.

Loans to Financial Professionals

Loans to financial professionals represent amounts provided primarily as recruiting and retention incentives. All new loans to financial professionals are funded by and recorded at OSA, who is the loan counterparty. The loans are either repaid by the financial professionals based on a fixed repayment schedule using an incentive bonus provided by OSA or, in the case of forgivable loans, are amortized on a straight-line basis over the stated life of the loan. The expense related to incentive bonuses provided for loan repayments and forgivable loan amortization is charged to the Company by OSA. If a financial professional terminates their affiliation with the Company prior to the loan maturity date, the remaining balance becomes payable immediately, and payments are made to OSA. OSA has established an allowance for credit losses to offset amounts deemed uncollectible. In estimating an allowance for credit losses, management considers (i) whether the financial professional is actively affiliated with the Company or has terminated their affiliation with the Company, (ii) historical collection rates, (iii) current conditions and (iv) management forecasts. Credit losses from uncollectible balances or subsequent recoveries are charged to the Company by OSA.

As of December 31, 2025, loans to financial professionals of $562.7 million were recorded on OSA related to affiliated financial professionals of the Company, which include $103.0 million of loans to financial professionals that became affiliated with the Company as a result of the mergers with Osaic FA, Inc. and Osaic FS, Inc. See "Note 3 – Common Control Transactions" for additional details on the mergers.

Acquisition Contributions from Affiliate

During the year ended December 31, 2025, OSHI entered into one asset acquisition and two business combinations to acquire certain financial advisory firms. The acquired assets, assumed liabilities and related equity were first contributed to OSA and then contributed to the Company. The contributions consisted of $18.2 million of goodwill, $20.6 million of intangible assets, $0.8 million of liabilities, and $38.0 million of equity.

Sponsor Investment in Affiliate

OSHI's sponsor, Reverence Capital Partners, L.P. ("Reverence"), owns a minority interest in a company which also provides wealth management technology to the Company for its affiliated financial professionals. The transaction did not impact the financial statement of the Company.

SEIA

Reverence, OSHI's sponsor, owns a majority share of SEIA, an RIA firm offering investment management and financial planning services, of which OSHI previously owned a 9.9% interest in SEIA. On June 6, 2025, through a non-cash distribution, OSHI contributed its equity ownership in SEIA, at carrying value, to AG Artemis Holdings, L.P., an indirect holding company of OFSI, who then transferred the SEIA ownership to AG Artemis II Holdings GP, L.P. and AG Artemis II Holdings, L.P., both indirect wholly owned subsidiaries of Reverence. Certain of the Company's affiliated financial professionals use SEIA's advisory platform and generate advisory revenues through this platform.

Highland

The Company serves as a broker-dealer for Highland Capital Brokerage, Inc. ("Highland"), an independent insurance brokerage firm and indirect wholly owned subsidiary of OSHI, and receives commission revenues for brokerage services performed.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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NOTE 8 – NET CAPITAL REQUIREMENTS AND EXEMPTIONS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to periodic examinations and supervision by various governmental and self-regulatory organizations. Certain withdrawals, including the payment of dividends, require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than the minimum requirements.

The Company is subject to the SEC's Net Capital Rule, which requires the maintenance of minimum net capital. The Company elected to compute net capital under the alternative method as permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items. Net capital can fluctuate on a daily basis.

The net capital and net capital requirements for the Company as of December 31, 2025 are summarized in the following table (in thousands):

Net Capital		Required Minimum Net Capital		Excess Net Capital	
$	198,545	$	250	$	198,295

The Company is exempt from the computation for the determination of customer and PAB account reserve requirements and possession or control requirements under SEC Rule 15c3-3(k)(2)(i) and (k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. During the year ended December 31, 2025, the Company did not have business activity under SEC Rule 15c3-3(k)(2)(i).

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains errors and omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

On February 4, 2025 (amended April 26, 2025), a putative class action was filed in the U.S. District Court in Arizona alleging that several of OSHI's subsidiaries, including the Company, breached certain of their fiduciary duties in connection with their cash sweep programs. The damages sought are unspecified. The Company intends to vigorously defend against these claims.

A purported class action regarding private placements offered by GPB Capital Holdings, LLC ("GPB") has named the Company as a defendant. This lawsuit was filed in the United States District Court for the Western District of Texas in October 2019 against GPB and a number of other defendants including its founder, distributing broker-dealer, auditor, fund administrator and approximately 76 broker-dealers that offered its funds, including the Company. The lawsuit alleges, among other things, fraud, breach of fiduciary duty, negligence and violations of the Texas Securities Act in connection with sales of private placements offered by GPB. Damages are unspecified. The Company intends to vigorously defend against these matters.

Four separate multi-claimant FINRA arbitration claims named the Company as respondent with regard to certain limited partnership investments that were connected to a former financial professional of the Company. The claims allege responsibility by the Company for the actions of its former financial professional in relation to the partnership investments,

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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and they also allege failure in supervision of the financial professional. Two of these multi-claimant matters were settled and paid and another was resolved in the Company's favor during 2025. For the remaining claim, the Company does not currently expect the damages related to the alleged action or inaction of the Company to be material at this time.

As of December 31, 2025, the Company accrued approximately $11.3 million for legal and regulatory matters. Refer to "Note 2 – Significant Accounting Policies and Basis of Presentation" for a discussion of the criteria for recognizing liabilities for contingencies. The Company may incur losses in addition to amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $47.3 million as of December 31, 2025. This estimated aggregate range of reasonably possible losses is based upon currently available information and takes into account the Company's best estimate of reasonably possible losses for matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range. The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Company's financial condition. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Indemnifications

In the normal course of business, the Company provides indemnifications and guarantees to certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The Company has not recorded any contingent liability in the financial statement for these indemnifications as any potential payments under these agreements cannot be estimated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company has not recorded any contingent liability in the financial statement for these indemnifications as any potential payments under these agreements cannot be estimated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur.

Clearing Firms

In the normal course of business, the Company's client activities involve the execution, settlement and financing of various client securities transactions. The Company uses unaffiliated clearing firms to execute certain client transactions. Such transactions may expose the Company and the clearing firms to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which clients may incur. In the event clients fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the clients' obligations. The Company does not expect nonperformance by clients. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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Concentrations of Credit Risk

The Company has receivables from unaffiliated clearing firms, which represent a concentration of credit risk should these clearing firms be unable to fulfill their obligations. Based on management's analysis and historical collections, there is no allowance established for receivables from unaffiliated clearing firms as of December 31, 2025 as the amounts are considered collectible.

The Company maintains cash in bank deposit accounts at nationally recognized financial institutions, which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 10 – SEGMENTS

The Company operates exclusively in the U.S. as one reportable segment and is managed on a consolidated basis. The Company provides an integrated technology suite of brokerage and investment advisory services and business management tools to affiliated financial professionals. For additional details about the Company's services, refer to "Note 1 – Organization and Description of the Company."

The Company's CODM is the Treasurer and Financial Operations Principal of the Company, who is also the Treasurer of OSHI. The CODM evaluates the Company's performance and makes decisions about resource allocations based on net income or loss and net capital, which is not a measure of profit or loss. The CODM utilizes the monthly net capital analysis, which is impacted by the Company's net income or loss, to determine what, if any, capital may be withdrawn and distributed to the parent company, or if a capital contribution is needed.

For additional information relating to the Company's net capital, refer to "Note 8 – Net Capital Requirements and Exemptions."

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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